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06014140


4:50
SEC MAIL PROCESSING
RECEIVED
JUN 5 2006
WASH. D.C. 156 SECTION

June 1, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release announcing that Arcelor has raised interest in Moroccan steelmaker Sonasid in association with SNI and local partners.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

Press release

Arcelor raises interest in Morocco steelmaker Sonasid in association with SNI and local partners

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Luxembourg/Casablanca, 1 June 2006 - On 31 May 2006, Arcelor, Société Nationale d'Investissement (SNI, Morocco) and the other main shareholders of Sonasid (Société Nationale de Sidérurgie) including MAMDA-MCMA, Axa Assurances Maroc, RMA-Watanya, CIMR and Attijariwafa bank transferred their interests in Sonasid to an ad hoc holding company on the basis of a price of MAD 1,350 per Sonasid share. The transactions were pursuant to the strategic partnership for the development of Sonasid agreed on by these companies on March 3, 2006. The holding company now owns 64.86% of Sonasid's equity.

Arcelor also subscribed to a reserved capital increase in cash, following which it owns 50% of the holding company, while the remaining 50% is owned by the other main shareholders of Sonasid, including SNI.

Roland Junck, Senior Executive Vice President of Arcelor, commented: "The transaction carried out in agreement with our Moroccan partners will provide a basis for the consolidation and continued development of Sonasid's market positions with the benefit of technology transfers and Arcelor's expertise in long carbon steel products. It will also enable Arcelor to strengthen its positions on markets with high growth potential."

Hassan Bouhemou, Chairman and Chief Executive of SNI, commented: "This ambitious project will create value for Sonasid and all its shareholders. We are also in discussion with Arcelor concerning possibilities for Sonasid to provide a base for further development in the region."

In accordance with Moroccan stock-market regulations, the holding company will make a public tender offer for the purchase of all remaining Sonasid shares.

This offer, which remains conditional on the acceptance of market authority Conseil Déontotogique des Valeurs Mobilières, will be on the same terms as applied to the transfers of Sonasid shares to the holding company by Arcelor and other main shareholders, with the price offered thus MAD 1,350 per share.

About Sonasid

Sonasid (Société Nationale de Sidérurgie) is the mainstay of Morocco's steel industry, taking the number-one place for long steel products including concrete reinforcement and wire rod. Annual production capacity is around 1.4 million metric tons and 2005 sales revenues were close to MAD 4.7 billion or approximately EUR 433 million[1]. Sonasid is listed on the Casablanca stock exchange, with market capitalization on 30 May 2006 close to MAD 7.3 billion.

About Société Nationale d'Investissement

Founded in 1966, SNI (Société Nationale d'Investissement) is a financial holding company listed on the Casablanca stock exchange. An active participant in the projects creating value for the country, its main equity investments are in ONA, Lafarge Maroc and Sonasid. It is the main shareholder of ONA, Morocco's leading private financial and industrial group. Consolidated revenues for the year to December 31, 2005 amounted to MAD 1.9 billion or approximately EUR 176 million, and consolidated net result came to MAD 681.5 million or approximately EUR 62 million.

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[1] €1 = 10.9085 dirham at 31 December 2005

File No. 82-34727

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.
For more information visit ***www.arcelor.com***

Contacts Arcelor
Corporate Communications
Tel +352 4792 5000
E-mail. press@arcelor.com
Patrick Seyler +352 4792 2360
Luc Scheer +352 4792 4455
Jean Lasar +352 4792 2359

Spain
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29
France Sandra Luneau: +33 1 71 92 00 58
Brasil Emar Magalhães: +55 31 3219 1257

Investor Relations
E-mail: investor relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792
(toll free from the EU and Switzerland)
France +33 1 71 92 0090
Brasil Christiano Woolffel +55 31 3219 1245

Arcelor S.A. - Registered office: 19, avenue de la Liberté L-2930 Luxembourg

Contacts SNI
Financial Communication
Ms Fakhita Drissi
Email: f.drissi@ona.co.ma
Tel.: + 212 22 49 21 00